Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

September 30, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D. C. 20549

Re:

JV Group, Inc.

Form 10-12G Filed August 5, 2021

File No. 000-21477

Dear Ms. Singh.

We respond to your sole specific comment:

"However, the OTC Markets website states that OTC Markets Group has discontinued the display of quotes in your common stock because it has been labeled Caveat Emptor. Please revise your disclosure to discuss the Cavaet Emptor designation, including the reason for the designation and when trading was discontinued, and tell us how you have been able to provide historical trading prices if your trading has been discontinued."

Please see in Exhibit A the price quotes which are copied from the NASDAQ Historical Prices website.  I did not attempt to do all three years, because of the length, but have pulled a 2019 and 2021 sample.  The stock continues to trade, and one could call a broker and get the current quote, and prices on any given day.  It is ONLY OTC MARKETS quotations that have the "Caveat Emptor".  (This is NOT a Finra or SEC regulatory  "designator" for the symbol, and it is not defined or required in any Rule or law of either entity.)  The company has never been suspended from trading, and continues to trade to this day.  The OTC Markets will NOT disclose why they put a "Caveat Emptor" on the quotations on the OTC Markets website, in spite of my request, and the Company has submitted all of the information requested by OTC Markets to review to remove the "Caveat Emptor" warning.  OTC Surveillance team is reviewing out submittal. We believe that the Form 10 going effective will resolve some of the issues that OTC Markets may have had. The company is unable to determine any specific item that is listed on the OTC Markets website for the reasons that the "Caveat Emptor" designation might have been published, except that for years the company had published no financial information.  That issue has been resolved both on OTC Markets website in the form of posting the Disclosure and Financials, pursuant to OTC Markets rules, and through the filing of the form 10.

We have added a Risk Factor in our amendment No. 1 to the Form 10 as follows:

We have had a "Caveat Emptor" designation for our common stock on the OTC Markets Website for some time now, and this designation creates a significant impediment to any investor or shareholder who may try to buy, sell and trade our stock.

OTC Markets has designated our stock as "Caveat Emptor" (i.e. buyer beware) which means that few if any stockbrokers will handle buy or sell orders or allow the trading of the stock, by investors or shareholders due to the designation. The Company is unable to determine when or if the designation will be removed by OTC Markets.  What this means is that if one owns the stock, while the "Caveat Emptor" designation remains, it may be almost impossible to sell the shares, resulting in no liquidity, and it may be impossible for buyers to buy, as the brokerage firms will not execute orders for penny stocks with "Caveat Emptor" designations.  Our stock will essentially have no liquidity while the designator exists.

Please let us know if this resolves your questions and comments.

Sincerely

/s/ Michael A Littman

Exhibit A

Date	Close/Last	Volume	Open	High	Low
09/05/2019	$0.023	N/A	$0.023	$0.023	$0.023
09/04/2019	$0.023	N/A	$0.023	$0.023	$0.023
09/03/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/30/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/29/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/28/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/27/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/26/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/23/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/22/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/21/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/20/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/19/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/16/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/15/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/14/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/13/2019	$0.023	N/A	$0.023	$0.023	$0.023
08/12/2019	$0.023	N/A	$0.023	$0.023	$0.023

https://www.nasdaq.com/market-activity/quotes/historical

09/03/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
09/02/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
09/01/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/31/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/30/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/27/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/26/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/25/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/24/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/23/2021	$0.0085	N/A	$0.0085	$0.0085	$0.0085
08/20/2021	$0.0085	100	$0.0085	$0.0085	$0.0085
08/19/2021	$0.008	20,000	$0.008	$0.008	$0.008
08/18/2021	$0.004	216	$0.0058	$0.0058	$0.004
08/17/2021	$0.0037	N/A	$0.0037	$0.0037	$0.0037
08/16/2021	$0.0037	N/A	$0.0037	$0.0037	$0.0037
08/13/2021	$0.0037	N/A	$0.0037	$0.0037	$0.0037
08/12/2021	$0.0037	N/A	$0.0037	$0.0037	$0.0037
08/11/2021	$0.0037	N/A	$0.0037	$0.0037	$0.0037